SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of November, 2005

                            W.P. STEWART & CO., LTD.
                 (Translation of Registrant's Name Into English)

                                  Trinity Hall
                                 43 Cedar Avenue
                                P.O. Box HM 2905
                                 Hamilton, HM LX
                                     Bermuda
                    (Address of Principal Executive Offices)

      (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

      Form 20-F |X|     Form 40-F |_|

         (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

      Yes |_|           No |X|

      (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______.)

                            W.P. STEWART & CO., LTD.

Form 6-K:         Table of Contents

1. Unaudited Condensed Consolidated Financial Statements of W.P. Stewart & Co., Ltd. as of September 30, 2005 and for the three and nine months ended September 30, 2005 and 2004

2.    Interim Financial Report

3.    Exhibit - Press release dated October 26, 2005

4.    Exhibit - Press release dated October 27, 2005

                           Forward-Looking Statements

      Certain  statements  in  this  Report  on  Form  6-K  are  forward-looking statements, including, without limitation, statements concerning our assumptions, expectations, beliefs, intentions, plans or strategies regarding the future. Such forward-looking statements are based on beliefs of our management as well as on estimates and assumptions made by and information currently available to our management. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the risk factors set forth in the Annual Report on Form 20-F of W.P. Stewart & Co., Ltd. as well as the following:

      o     general economic and business conditions;

      o     a challenge to our U.S. tax status;

      o     industry capacity and trends;

      o     competition;

      o     the loss of major clients;

      o     changes in demand for our services;

      o changes in business strategy or development plans and the ability to implement such strategies and plans;

      o changes in the laws and/or regulatory circumstances in the United States, Bermuda, Europe or other jurisdictions;

      o the adverse effect from a decline or volatility in the securities market in general or our products' performance;

      o quality of management and the ability to attract and retain qualified personnel;

      o actions taken or omitted to be taken by third parties including our shareholders, clients, competitors and legislative, regulatory, judicial and governmental authorities; and

      o     availability, terms and deployment of capital.

      Should one or more of these risks or uncertainties materialize, or should the underlying assumptions prove incorrect, actual results may vary significantly from those anticipated, believed, estimated, expected, intended or planned. We do not intend to review or revise any particular forward-looking statements made in this Report on Form 6-K in light of future events. You are cautioned not to put undue reliance on any forward-looking statements.

                            W.P. Stewart & Co., Ltd.
            Condensed Consolidated Statements of Financial Condition

                                                                                                    September 30,      December 31,
                                                                                                         2005              2004
                                                                                                    -------------     -------------
                                                                                                     (unaudited)
                                                   Assets:
  Cash and cash equivalents                                                                         $  61,307,214     $  51,859,146
  Fees receivable                                                                                       2,457,445         2,626,200
  Receivable from broker-dealer                                                                           653,968           274,936
  Investments in unconsolidated affiliates (net of accumulated amortization
    of $391,267 and $329,488 at September 30, 2005 and December 31, 2004, respectively)                 3,507,649         3,783,010
  Receivables from affiliates, net (includes fees receivable of $610,456 and $13,996,738 at
    September 30, 2005 and December 31, 2004, respectively)                                             1,143,376        14,708,269
  Investments, available for sale (cost $9,834,225 and $9,246,245 [primarily municipal
    securities] at September 30, 2005 and December 31, 2004, respectively)                              9,675,199         9,019,674
  Investment in aircraft (net of accumulated depreciation of $20,946,723 and $19,445,223 at
    September 30, 2005 and December 31, 2004, respectively)                                             1,504,752         3,006,252
  Goodwill                                                                                              5,631,797         5,631,797
  Intangible assets (net of accumulated amortization of $22,737,407 and $18,766,788 at
    September 30, 2005 and December 31, 2004, respectively)                                            63,094,055        67,064,672
  Furniture, equipment, software and leasehold improvements
    (net of accumulated depreciation and amortization of $5,406,220 and $4,890,622 at
    September 30, 2005 and December 31, 2004, respectively)                                             3,340,983         3,315,698
  Interest receivable on shareholders' notes                                                               44,111            62,894
  Income taxes receivable                                                                               1,838,241            86,582
  Other assets                                                                                          3,431,656         3,270,789
                                                                                                    -------------     -------------

                                                                                                    $ 157,630,446     $ 164,709,919
                                                                                                    =============     =============

                                    Liabilities and Shareholders' Equity:

Liabilities:
  Loans payable                                                                                     $  15,612,742     $  16,202,992
  Fees payable                                                                                          2,389,665         2,466,561
  Accrued expenses and other liabilities                                                                8,485,534        14,611,085
                                                                                                    -------------     -------------
                                                                                                       26,487,941        33,280,638
                                                                                                    -------------     -------------

Minority Interest                                                                                          10,990                --
                                                                                                    -------------     -------------

Shareholders' Equity:
  Common shares, $0.001 par value (125,000,000 shares authorized 46,559,703 and 46,113,462
    shares issued and outstanding at September 30, 2005 and December 31, 2004, respectively)               46,560            46,113
  Additional paid-in-capital                                                                           92,775,510        82,344,878
  Unearned compensation                                                                                (8,959,534)       (2,084,325)
  Accumulated other comprehensive income                                                                  482,051           984,626
  Retained earnings                                                                                    48,766,160        53,204,705
                                                                                                    -------------     -------------
                                                                                                      133,110,747       134,495,997

Less: notes receivable for common shares                                                               (1,979,232)       (3,066,716)
                                                                                                    -------------     -------------

                                                                                                      131,131,515       131,429,281
                                                                                                    -------------     -------------

                                                                                                    $ 157,630,446     $ 164,709,919
                                                                                                    =============     =============

  The accompanying notes are an integral part of these condensed consolidated financial statements.

                            W.P. Stewart & Co., Ltd.
            Unaudited Condensed Consolidated Statements of Operations

                                                                           For the Three Months             For the Nine Months
                                                                            Ended September 30,              Ended September 30,
                                                                            2005            2004            2005            2004
                                                                        ------------    ------------    ------------    ------------
Revenue:
  Fees (includes fees from affiliates of $1,332,610 and $1,115,031 for the three  months ended September 30, 2005 & 2004,
    respectively, and $3,735,245 and $3,172,499 for the nine months
    ended September 20, 2005 and 2004, respectively)                    $ 25,716,931    $ 25,717,280    $ 78,858,375    $ 77,087,812
  Commissions                                                              7,278,100       8,078,565      21,802,471      25,911,314
  Interest and other                                                         690,266         285,539       1,731,697         890,366
                                                                        ------------    ------------    ------------    ------------

                                                                          33,685,297      34,081,384     102,392,543     103,889,492
                                                                        ------------    ------------    ------------    ------------

Expenses:
  Employee compensation and benefits                                       7,118,277       6,398,023      21,576,980      19,415,825
  Fees paid out                                                            2,056,673       1,812,177       6,084,887       5,271,647
  Commissions, clearance and trading                                       1,779,427       1,729,340       4,889,475       5,571,157
  Research and administration                                              3,587,671       3,637,164      10,881,524      11,068,427
  Marketing                                                                1,216,257       1,056,972       3,940,064       3,782,718
  Depreciation and amortization                                            2,058,776       2,021,273       6,154,910       6,029,445
  Other operating                                                          2,269,163       2,230,870       7,413,988       6,812,782
                                                                        ------------    ------------    ------------    ------------
                                                                          20,086,244      18,885,819      60,941,828      57,952,001
                                                                        ------------    ------------    ------------    ------------

Income before taxes                                                       13,599,053      15,195,565      41,450,715      45,937,491

Provision for taxes                                                        1,384,429       1,519,556       4,169,595       4,593,749
                                                                        ------------    ------------    ------------    ------------

Net income                                                              $ 12,214,624    $ 13,676,009    $ 37,281,120    $ 41,343,742
                                                                        ============    ============    ============    ============

Earnings per share:

Basic earnings per share                                                $       0.27    $       0.30    $       0.82    $       0.92
                                                                        ============    ============    ============    ============

Diluted earnings per share                                              $       0.27    $       0.30    $       0.81    $       0.91
                                                                        ============    ============    ============    ============

  The accompanying notes are an integral part of these condensed consolidated financial statements.

                            W.P. Stewart & Co., Ltd.
 Unaudited Condensed Consolidated Statements of Changes in Shareholders' Equity
              For the Nine Months Ended September 30, 2005 and 2004

                                                           Common Shares        Additional     Contingently
                                                    -------------------------    Paid-In        Returnable          Unearned
                                                     Shares         Amount       Capital          Shares         Compensation
                                                    -----------   -----------  ------------    -------------     -------------
Balance @ December 31, 2004                          46,113,462   $    46,113  $ 82,344,878    $          --     $  (2,084,325)

  Issuance of common shares, @ $0.001 par value
    Cash                                                 35,024            35       645,548
    Notes receivable                                        714             1        11,837
    Restricted shares                                   411,035           411     9,176,291                         (9,176,702)

  Contingently returnable shares, no longer subject to repurchase

  Repurchase and cancellation of common
   shares, @ $0.001 par value

  Cancellation of common shares, @ $0.001
   par value                                               (532)           --        (8,772)

  Non-cash compensation                                                             605,728                          2,301,493

  Net income

  Dividends

  Other comprehensive income

  Proceeds from notes receivable
    for common shares
                                                    -----------   -----------  ------------    -------------     -------------

Balance @ September 30, 2005                         46,559,703   $    46,560  $ 92,775,510    $          --     $  (8,959,534)
                                                    ===========   ===========  ============    =============     =============

Balance @ December 31, 2003                          46,035,726   $    46,036  $ 80,419,304    $  (3,623,928)    $          --

  Issuance of common shares, @ $0.001 par value
    Cash                                                 13,974            13       242,347
    Notes receivable                                      7,858             7       148,366
    Restricted shares                                   138,000           138     2,706,162                         (2,706,300)

  Contingently returnable shares, no longer
   subject to repurchase                                                           (623,524)       3,623,928

  Repurchase and cancellation of common
   shares, @ $0.001 par value                           (45,164)          (44)     (333,436)

  Cancellation of common shares, @ $0.001
   par value                                            (21,372)          (21)     (349,946)

  Non-cash compensation                                                             272,992                            269,592

  Net income

  Dividends

  Other comprehensive income

  Proceeds from notes receivable
    for common shares
                                                    -----------   -----------  ------------    -------------     -------------

Balance @ September 30, 2004                         46,129,022   $    46,129  $ 82,482,265    $           0     $  (2,436,708)
                                                    ===========   ===========  ============    =============     =============

                                                       Accumulated
                                                          Other
                                                      Comprehensive       Retained            Notes
                                                         Income           Earnings          Receivable            Total
                                                      -------------     -------------     -------------      -------------
Balance @ December 31, 2004                           $     984,626     $  53,204,705     $  (3,066,716)     $ 131,429,281

  Issuance of common shares, @ $0.001 par value
    Cash                                                                                                           645,583
    Notes receivable                                                                            (11,838)                --
    Restricted shares                                                                                                   --

  Contingently returnable shares, no longer
   subject to repurchase                                                                                                --

  Repurchase and cancellation of common
   shares, @ $0.001 par value                                                                                           --

  Cancellation of common shares, @ $0.001
   par value                                                                                      8,772                 --

  Non-cash compensation                                                                           8,643          2,915,864

  Net income                                                               37,281,120                           37,281,120

  Dividends                                                               (41,719,665)                         (41,719,665)

  Other comprehensive income                               (502,575)                                              (502,575)

  Proceeds from notes receivable
    for common shares                                                                         1,081,907          1,081,907
                                                      -------------     -------------     -------------      -------------

Balance @ September 30, 2005                          $     482,051     $  48,766,160     $  (1,979,232)     $ 131,131,515
                                                      =============     =============     =============      =============

Balance @ December 31, 2003                           $     573,284     $  45,217,876     $  (7,963,982)     $ 114,668,590

  Issuance of common shares, @ $0.001 par value
    Cash                                                                                                           242,360
    Notes receivable                                                                           (148,373)                --
    Restricted shares                                                                                                   --

  Contingently returnable shares, no longer
   subject to repurchase                                                                                         3,000,404

  Repurchase and cancellation of common
   shares, @ $0.001 par value                                                                                     (333,480)

  Cancellation of common shares, @ $0.001
   par value                                                                                    349,967                 --

  Non-cash compensation                                                                                            542,584

  Net income                                                               41,343,742                           41,343,742

  Dividends                                                               (41,321,821)                         (41,321,821)

  Other comprehensive income                                 72,637                                                 72,637

  Proceeds from notes receivable
    for common shares                                                                         3,339,474          3,339,474
                                                      -------------     -------------     -------------      -------------

Balance @ September 30, 2004                          $     645,921     $  45,239,797     $  (4,422,914)     $ 121,554,490
                                                      =============     =============     =============      =============

  The accompanying notes are an integral part of these condensed consolidated financial statements.

                            W.P. Stewart & Co., Ltd.
            Unaudited Condensed Consolidated Statements of Cash Flows
              For the Nine Months Ended September 30, 2005 and 2004

                                                                                2005                2004
                                                                            -------------      -------------
Cash flows from operating activities:
  Net income                                                                $  37,281,120      $  41,343,742
  Adjustments to reconcile net income to net cash
    provided by operating activities:
      (Gain)/loss on sale of available for sale securities                        (70,861)                --
      Unrealized (gain)/loss on available for sale securities                     (12,950)                --
      Amortization of bond premium                                                282,626             56,964
      Depreciation and amortization                                             6,154,910          6,029,445
      Equity in income of unconsolidated affiliates                               213,582            301,261
      Non-cash compensation                                                     2,915,864            542,584
      Minority interest                                                            10,990           (416,731)
  Changes in operating assets and liabilities:
      Fees receivable                                                             168,755            278,905
      Receivable from broker-dealer                                              (379,032)          (824,008)
      Receivables from affiliates, net                                         13,564,893           (724,229)
      Income taxes receivable                                                  (1,751,659)           630,265
      Interest receivable on shareholders' notes                                   18,783             42,101
      Other assets                                                               (160,867)          (415,314)
      Fees payable                                                                (76,896)         1,133,946
      Accounts payable and accrued expenses                                    (6,125,551)         3,911,727
                                                                            -------------      -------------

               Net cash provided by operating activities                       52,033,707         51,890,658
                                                                            -------------      -------------

Cash flows (used for) investing activities:
  Proceeds from sale of available for sale securities                           6,045,861          4,010,267
  Purchase of available for sale securities                                    (6,926,354)        (3,766,635)
  Cash dividends paid on shares subject to repurchase                                  --            (97,680)
  Purchase of furniture, equipment, software and leasehold improvements          (646,298)          (437,764)
                                                                            -------------      -------------

               Net cash (used for) investing activities                        (1,526,791)          (291,812)
                                                                            -------------      -------------

Cash flows (used for) financing activities:
  Payments on loans payable                                                      (590,250)          (570,752)
  Proceeds from issuance of common shares                                         645,583            242,360
  Repurchase of common shares                                                          --           (333,480)
  Proceeds from notes receivable for common shares                              1,081,907          3,339,474
  Dividends to shareholders                                                   (41,719,665)       (41,321,821)
                                                                            -------------      -------------

               Net cash (used for) financing activities                       (40,582,425)       (38,644,219)

Effect of exchange rate changes in cash                                          (476,423)            86,062
                                                                            -------------      -------------

Net increase in cash and cash equivalents                                       9,448,068         13,040,689

 Cash and cash equivalents, beginning of period                                51,859,146         36,824,614
                                                                            -------------      -------------

 Cash and cash equivalents, end of period                                   $  61,307,214      $  49,865,303
                                                                            =============      =============

Supplemental disclosures of cash flows information
  Cash paid during the period for:

               Income taxes                                                 $   6,377,574      $   4,665,381
                                                                            =============      =============
               Interest                                                     $     621,675      $     418,466
                                                                            =============      =============

Supplemental Schedule of Non-Cash Investing and Financing Activities:

The Company cancelled outstanding notes of $8,772 and $349,967 for the nine months ended September 30, 2005 and 2004, respectively (see Note 9).

The Company issued common shares for notes receivable in the amounts of $11,838 and $148,373 for the nine months ended September 30, 2005 and 2004, respectively (see Note 10).

The Company issued 411,035 common shares for the nine months ended September 30, 2005, recorded with a fair value of $9,176,702, and issued 138,000 common shares for the nine months ended September 30, 2004, recorded with a fair value of $2,706,300 (see Note 12).

  The accompanying notes are an integral part of these condensed consolidated financial statements.

                    NOTES TO UNAUDITED CONDENSED CONSOLIDATED
                              FINANCIAL STATEMENTS

NOTE 1: BASIS OF PRESENTATION

The accompanying financial statements of W.P. Stewart & Co., Ltd., a Bermuda exempt company incorporated on August 16, 1996 and a registered investment adviser under the United States of America ("U.S.") Investment Advisers Act of 1940, as amended, ("WPS & Co., Ltd." and, together with its subsidiaries, the "Company") are presented on a condensed consolidated basis.

These condensed consolidated financial statements are unaudited and should be read in conjunction with the audited consolidated financial statements in the Annual Report on Form 20-F of the Company for the year ended December 31, 2004. The condensed consolidated financial information as of and for the year ended December 31, 2004 has been derived from audited consolidated financial statements not included herein. Certain reclassifications have been made to prior-period amounts to conform to the current-year presentation. All material inter-company transactions and balances have been eliminated.

The unaudited condensed financial statements include all adjustments, consisting only of normal recurring adjustments that are, in the opinion of management, necessary for a fair presentation of the results in the interim periods. Interim period operating results for the three months and nine months ended September 30, 2005 are not necessarily indicative of results that may be expected for the entire year or any other period.

For the nine months ended September 30, 2005 and 2004, the consolidated Company consisted of several worldwide affiliated entities under common control, which provide investment advisory and related services including securities brokerage.

NOTE 2: BUSINESS ACQUISITIONS

In 1999 the Company acquired 50% of TPRS Services N.V. ("TPRS") and 100% of NS Money Management (Bermuda) Limited ("NSMM") and First Long Island Investors, Inc. ("FLII"). On December 29, 2000, the Company acquired the remaining 50% of TPRS. The repurchase provisions of the acquisition agreements specified that 80% of the Company's common shares issued in connection therewith could be repurchased ("contingently returnable shares") at par value by the Company up to a maximum of 20% per year as of January 1, 2000, 2001, 2002 and 2003, except in the case of the December 29, 2000 TPRS acquisition where the reference dates were July 1, 2001, 2002, 2003 and 2004, if assets under management which were part of the acquisitions decreased below defined reference amounts at the specified dates and were not replaced.

The recorded purchase price for each acquisition was determined by the sum of:

      1. the number of shares issued on acquisition not subject to repurchase multiplied by the fair value of each of those shares at acquisition date;

      2. the number of shares that cease to be subject to repurchase at each anniversary date multiplied by the fair value of each of those shares at that date; and

      3.    the cumulative cash dividends paid on shares subject to repurchase.

Intangible assets arising from the Company's business acquisitions are comprised primarily of customer relationships.

The shares issued in connection with the TPRS, NSMM and FLII acquisitions were initially reported in shareholders' equity (within share capital and as a contra-equity account captioned "contingently returnable shares") at their issuance prices as of the dates the acquisitions were consummated. On the dates on which the contingently returnable shares ceased to be subject to repurchase, the contra-equity account was relieved and any difference between the initial issue price and the then current fair value of the shares was charged or credited to additional paid-in capital, and the purchase price was adjusted for the fair value of the shares. Cash dividends on shares no longer subject to repurchase were recorded as a reduction of shareholders' equity.

The following table shows information for each acquisition as of and for the nine months ended September 30, 2005.

                      Aggregate     Shares Not      Purchase        Intangible
                      Number of     Subject to        Price        Amortization
      Acquisition       Shares      Repurchase     Allocation     for the Period
      -----------    -----------   -----------     -----------    --------------
      TPRS             1,966,000     1,966,000     $42,367,772     $ 1,947,474
      NSMM               863,831       863,831      17,042,406         715,379
      FLII             1,200,000     1,200,000      23,703,088       1,152,209
                     -----------   -----------     -----------     -----------
                       4,029,831     4,029,831     $83,113,266     $ 3,815,062
                     ===========   ===========     ===========     ===========

The following table shows information for each acquisition as of and for the year ended December 31, 2004.

                                                         Cash
                                                       Dividends
                                                        Paid on
                      Aggregate       Shares Not     Contingently      Purchase      Intangible
                      Number of       Subject to      Returnable         Price      Amortization
      Acquisition       Shares        Repurchase        Shares        Allocation    for the Year
                     -----------     -----------     ------------    -----------    ------------
      TPRS             1,966,000       1,966,000     $    97,680     $42,367,772     $ 2,496,619
      NSMM               863,831         863,831              --      17,042,406         953,839
      FLII             1,200,000       1,200,000              --      23,703,088       1,536,279
                     -----------     -----------     -----------     -----------     -----------
                       4,029,831       4,029,831     $    97,680     $83,113,266     $ 4,986,737
                     ===========     ===========     ===========     ===========     ===========

NOTE 3: NEW ACCOUNTING PRONOUNCEMENTS

In December 2004, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 123 (Revised 2004), "Share-Based Payment" ("SFAS No. 123R"). SFAS No. 123R requires that compensation cost related to share-based payment transactions be recognized in the financial statements. Share-based payment transactions within the scope of SFAS No. 123R include stock options, restricted share awards, certain performance-based awards, share appreciation rights, and employee share purchase plans. The Company has adopted the revised standard as of January 1, 2005 (See Note 11). The effect of adopting SFAS No. 123R resulted in an increase in compensation expense for the nine months ended September 30, 2005 of $212,040.

NOTE 4: EARNINGS PER SHARE

                                                    Three Months Ended                  Nine Months Ended
                                                       September 30,                       September 30,
                                              -------------------------------     -------------------------------
                                                   2005              2004              2005              2004
                                              -------------     -------------     -------------     -------------
Basic Earnings Per Share:

Net income                                    $  12,214,624     $  13,676,009     $  37,281,120     $  41,343,742
                                              =============     =============     =============     =============
Weighted average basic shares outstanding        45,691,787        45,262,593        45,592,618        45,013,177
                                              -------------     -------------     -------------     -------------
Net income per share                          $        0.27     $        0.30     $        0.82     $        0.92
                                              =============     =============     =============     =============

Diluted Earnings Per Share:
Net income                                    $  12,214,624     $  13,676,009     $  37,281,120     $  41,343,742
                                              =============     =============     =============     =============
Weighted average basic shares outstanding        45,691,787        45,262,593        45,592,618        45,013,177

Add: Unvested shares, unvested
     options, vested unexercised
     options and dilutive
     potentially issuable common
     shares                                         299,684           269,546           303,106           459,625
                                              -------------     -------------     -------------     -------------

Weighted average diluted shares
outstanding                                      45,991,471        45,532,139        45,895,724        45,472,802
                                              -------------     -------------     -------------     -------------
Net income per share                          $        0.27     $        0.30     $        0.81     $        0.91
                                              =============     =============     =============     =============

Basic earnings per share is computed by dividing the net income applicable to common shares outstanding by the weighted average number of shares outstanding, excluding unvested shares issued to employees of the Company or its affiliates, unvested options, vested unexercised options and potentially issuable common shares. Diluted earnings per share is computed using the same method as basic earnings per share, but also reflects the impact of unvested shares issued to employees of the Company or its affiliates, and the dilutive effect of unvested options, vested unexercised options issued to employees of the Company or its affiliates and potentially issuable common shares, using the treasury stock method.

On September 30, 2005 and 2004, respectively, 46,559,703 and 46,129,022 shares were issued and outstanding. The shareholders of record are entitled to full voting rights and dividends on these shares; 850,437 and 867,853 of these shares were unvested and held by the Company's or affiliates' employees on September 30, 2005 and 2004, respectively.

NOTE 5: COMPREHENSIVE INCOME

The following table details the components of comprehensive income as described in Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income".

                          Three Months Ended September 30,       Nine Months Ended September 30,
                          --------------------------------      --------------------------------
                              2005                2004              2005                2004
                          -------------      -------------      -------------      -------------
Net income                $  12,214,624      $  13,676,009      $  37,281,120      $  41,343,742

Other
comprehensive
income, net of tax:

Reclassification
adjustment for
unrealized gains /
(losses) on available
for sale securities
included in interest
and other                        47,612                (42)            71,518            (12,661)

Unrealized gains /
(losses) on available
for sale securities             (43,302)            28,970            (97,670)              (764)

Foreign currency
translation
adjustment                     (105,096)           (24,244)          (476,423)            86,062
                          -------------      -------------      -------------      -------------

Comprehensive income      $  12,113,838      $  13,680,693      $  36,778,545      $  41,416,379
                          =============      =============      =============      =============

NOTE 6: RELATED PARTY TRANSACTIONS

Research and administration expenses include travel expenses of $1,439,260 and $2,071,689 for the nine months ended September 30, 2005 and 2004, respectively, which were paid to Shamrock Aviation, Inc. ("Shamrock"), a company owned by principal shareholders of the Company.

The Company has entered into an agreement pursuant to which, either Shamrock or an entity affiliated with Shamrock, has agreed to provide operational and maintenance services at cost for the Challenger aircraft owned by the Company. These costs, reflected in research and administration expenses, include $2,291,628 and $1,832,936 for the nine months ended September 30, 2005 and 2004, respectively.

A portion of the office space located in New York includes space occupied by Stewart family interests. W.P. Stewart & Co., Inc. ("WPSI") is reimbursed on a monthly basis for rent and other costs associated with the space, which amounted to $123,697 and $137,383 for the nine months ended September 30, 2005 and 2004, respectively. These amounts are based upon the actual space utilized in each of those periods.

The Company pays solicitation fees in respect of certain accounts and an amount calculated on the basis of a portion of the brokerage commissions paid by certain accounts, as directed by those clients to a beneficial owner of a minority interest in the Company. Such payments amounted to $4,555 for the nine months ended September 30, 2005. Prior to 2005, these payments were made to WPS Investissements S.A., a Swiss investment management firm, principally owned by a beneficial owner of a minority interest in the Company. Such payments amounted to $4,792 for the nine months ended September 30, 2004.

The Company pays Bowen Asia Limited ("Bowen"), an unconsolidated affiliate of the Company, the principal owners of which are an executive officer and a beneficial owner of a minority interest in the Company, fees for solicitation, sub-advisory, and research services. Such costs amounted to $843,154 and $789,461 for the nine months ended September 30, 2005 and 2004, respectively. The Company receives solicitation fees from Bowen Capital Management ("BCM"), a subsidiary of Bowen, for client referrals to BCM. Total solicitation fees received from BCM for the nine months ended September 30, 2005 and 2004 were $4,612 and $4,578, respectively.

The Company pays Carl Spangler Kapitalanlageges. m.b.H., which is controlled by Bankhaus Carl Spangler & Co. AG, the Chief Executive Officer of which is one of the Company's directors, fees for solicitation services. These fees amounted to $505,296 and $484,330 for the nine months ended September 30, 2005 and 2004, respectively.

The Company paid Appleby Spurling Hunter & Appleby Corporate Services (formerly Appleby, Spurling & Kempe and A.S. & K. Services Ltd.), of which, prior to March 31, 2005 one of the Company's directors was a senior partner, fees for various legal, corporate administrative and secretarial services. Such fees for services amounted to $3,552 for the three months ended March 31, 2005 and $43,333 for the nine months ended September 30, 2004.

Certain directors of the Company serve as directors of funds from which the Company receives investment advisory fees, fund management fees, subscription fees and commissions. Such fees and commissions were $7,169,387 and $5,174,781 for the nine months ended September 30, 2005 and 2004, respectively.

The Company owns a 40% interest in Kirk Management Ltd., a real estate joint venture incorporated in Bermuda. The remaining 60% interest is owned by The Bank of Bermuda. Kirk Management Ltd. also owns and leases to the Company its Hamilton, Bermuda headquarters. Included in research and administration expenses is rent expense of $135,000 for each of the nine month periods ended September 30, 2005 and 2004.

Included in receivables from affiliates, net, at September 30, 2005 and 2004 is a subordinated loan of $212,526 and accrued interest on such loan in the amount of $34,132 due from Kirk Management Ltd. The loan has no fixed repayment date.

Included in investments available for sale at September 30, 2005 and 2004 are amounts of $864,583 and $824,051, respectively, which were investments in various funds managed by WPS Dublin, a wholly-owned subsidiary of the Company.

Included in research and administration expenses for the nine months ended September 30, 2005 and 2004 is rent expense in the amounts of $143,157 and $141,952, respectively, which is paid to a company owned by the former principals of W.P. Stewart Asset Management (Europe) N.V., one of whom is an executive officer of the Company.

Included in other operating expenses for the nine months ended September 30, 2005 and 2004, are contributions in the amounts of $357,500 and $311,000, respectively, paid to the W.P. Stewart & Co. Foundation, Inc., a private charitable foundation.

NOTE 7: LONG-TERM DEBT

On July 10, 2003, WPS Aviation Holdings LLC entered into a 10-year amortizing loan agreement with General Electric Capital Corporation ("GECC") to continue to finance its obligations under the purchase agreement relating to the purchase of a Challenger aircraft. The purpose of this new agreement was solely to consolidate all prior obligations to GECC and to reduce the fixed interest rates under the previous obligations. This new loan was for the principal sum of $17,278,264 at a floating per annum simple interest rate, as defined in the loan agreement as the contract rate, to be paid in 120 monthly installments and a final installment of $8,608,913 plus any outstanding interest. The contract rate of interest is equal to the sum of (i) two and 25/100 percent (2.25%) per annum plus (ii) a variable per annum interest rate equal to the rate listed for one month commercial paper (non-financial). The first monthly periodic installment was due and paid on August 10, 2003 with installments due and payable on the same day of each succeeding month. The loan is collateralized by the Challenger aircraft.

The loan documents require the Company to maintain certain financial ratios and a minimum level of $15 million of tangible net worth (as defined in the loan documents).

Interest expense on long-term debt totaled $597,258 and $417,973 for the nine months ended September 30, 2005 and 2004, respectively.

NOTE 8: COMMITMENTS AND CONTINGENCIES

At September 30, 2005, the Company was contingently liable on three irrevocable standby letters of credit. One letter of credit is in the amount of $1,000,000 in favor of Wachovia Corporate Services Inc. ("Wachovia") and collateralizes amounts received from the Company's clients that Wachovia wires daily to the Company's account at The Bank of Bermuda. The second letter of credit is in the amount of $200,000, in favor of WPSI's landlord. The third letter of credit is in the amount of $699,033 in favor of W.P. Stewart & Co. (Europe) Ltd.'s landlord. The latter amount is guaranteed by the Company, and is collateralized by a fixed deposit cash account in the same amount, which will remain intact over the term of the lease and is reflected in other assets at September 30, 2005 and 2004.

W.P. Stewart Securities Limited ("WPSSL") conducts business with a clearing broker on behalf of its customers subject to a clearing agreement. WPSSL earns commissions as an introducing broker for the transactions of its customers, which are normally settled on a delivery-against-settlement basis. Under the clearing agreement, WPSSL has agreed to indemnify the clearing broker for non-performance by any customers introduced by WPSSL. As the right to charge WPSSL has no maximum amount, and applies to all trades executed through the clearing broker, WPSSL believes there is no maximum amount assignable to this right. At September 30, 2005, WPSSL has recorded no liability with respect to this right. WPSSL is subject to credit risk to the extent that the clearing broker may be unable to repay amounts owed.

W.P. Stewart Asset Management Ltd. ("WPSAM") serves as investment adviser to W.P. Stewart Holdings N.V. ("WPSH NV"), our mutual fund listed on Euronext Amsterdam. This fund has a fixed fee of 25 basis points per annum and a 10% performance fee. As per the terms of the investment advisory agreement, the performance fee is payable annually in arrears and is calculated as 10% of the change in WPSH NV's net asset value per share from valuation date to valuation date, multiplied by the number of shares outstanding as of the earlier of the two dates. However, if the calculation were to produce a negative figure, that amount would be treated as a credit against future performance fees. If the advisory agreement were to be terminated by the investment adviser, the remaining negative balance, if any, would have to be paid back to WPSH NV by the investment adviser. At September 30, 2005, there is no intention by WPSAM, the investment adviser, to terminate the investment advisory agreement nor is there any negative balance.

The Company has committed to make future issuances of 480,000 common shares as non-cash incentive employee compensation. The commitments made by the Company to issue such shares are conditioned upon the satisfaction of certain individual employee performance conditions relating to Company profitability, investment performance or both. Any shares that may be issued by the Company in the future in satisfaction of those commitments will be restricted shares. When issued, these restricted shares will remain subject to vesting requirements over time, with limited exceptions permitting accelerated or immediate vesting. The dilutive effect of these potentially issuable common shares is included in the weighted average diluted shares outstanding in accordance with Statement of Financial Accounting Standards No. 128, "Earnings Per Share" ("SFAS No. 128").

The Company is involved in a legal action with a vendor arising in the ordinary course of business. Management believes, based on currently available information, that the results of such proceedings will not have a material adverse effect on the financial condition or results of operations of the Company.

NOTE 9: NOTES RECEIVABLE FOR COMMON SHARES

Pursuant to employee or director purchase agreements for common shares, in the event a purchaser is no longer in the employment of, or no longer serves as a director of, the Company or any of its affiliates, the purchaser shall transfer to the Company all rights to the shares that have not vested at the time of such termination. The remaining balance of the outstanding notes receivable related to the unvested shares shall be abated.

Pursuant to the terms of the purchase agreements, during the nine months ended September 30, 2005, 532 unvested common shares of former employees were repurchased and their installment notes totaling $8,772 were abated.

Future minimum payments, expected to be received, on notes receivable for common shares as of September 30, 2005 are as follows:

            2005 (3 months)                     $    190,338
            2006                                     667,720
            2007                                     475,407
            2008                                     384,616
            2009                                     195,989
            Thereafter (through 2011)                 65,162
                                                ------------
                                                $  1,979,232
                                                ============

Interest income on all such notes was $152,332 and $385,360 for the nine months ended September 30, 2005 and 2004, respectively.

NOTE 10: 2001 EMPLOYEE EQUITY INCENTIVE PLAN

The W.P. Stewart & Co., Ltd. 2001 Employee Equity Incentive Plan, as amended (the "Plan") provided for awards of common shares of the Company, to be granted to eligible employees of the Company and its affiliates in the form of restricted common shares and/or options. The exercise price of the options is equal to the market value of the Company's shares on the date of the grant. All awards that vest are exercisable in equal annual amounts on each of the first seven anniversaries of the grant dates. The dilutive effect of unvested options and vested unexercised options is included in the weighted average diluted shares outstanding in accordance with SFAS No. 128.

As provided in the Plan, as of July 24, 2004 no further grants may be awarded under the Plan. However, all previously issued grants will extend beyond that date as expressly provided for in the Plan documents.

During the three months ended September 30, 2005, pursuant to the terms of the Plan, 9,286 and 17,016 vested employee share options granted in 2001 and 2002, respectively, were exercised for an aggregate amount of $480,805. Also, during the same period, 714 vested employee share options granted in 2002 were exercised for an installment note in the amount of $11,838. The installment note bears interest at 8.5% per annum, is for a term of two years and is collateralized by the shares issued. For the three months ended September 30, 2004, pursuant to the terms of the Plan, 300 vested employee share options granted in 2002 were exercised for an aggregate amount of $4,974.

During the three months ended September 30, 2005, pursuant to the terms of the Plan, 7,671 unexercised options granted in 2001 were forfeited by former employees of the Company and 19,048 vested options granted in 2002 expired. For the three months ended September 30, 2004, 86 unexercised options granted in 2001, were forfeited by former employees of the Company and 20,095 vested options granted in 2002 expired.

During the three months ended June 30, 2005, pursuant to the terms of the Plan, 3,572 vested employee share options granted in 2002 were exercised for an aggregate amount of $59,224. For the three months ended June 30, 2004, pursuant to the terms of the Plan, 429 vested employee share options granted in 2002 were exercised for an aggregate amount of $7,113.

During the three months ended June 30, 2005, pursuant to the terms of the Plan, 64,657 unexercised options granted in 2001 were forfeited by former employees of the Company and 21,809 vested options granted in 2002 expired. For the three months ended June 30, 2004, 13,628 unexercised options granted in 2001 and 2,000 unexercised options granted in 2002, were forfeited by former employees and non-employee directors of the Company and 21,809 vested options granted in 2002 expired.

During the three months ended March 31, 2005, pursuant to the terms of the Plan, 4,950 and 200 vested employee share options granted in 2001 and 2002, respectively, were exercised for an aggregate amount of $106,276. For the three months ended March 31, 2004, pursuant to the terms of the Plan, 2,529 and 10,716 vested employee share options granted in 2001 and 2002, respectively, were exercised for an aggregate amount of $230,274. Also, during the same period, 4,286 and 3,572 vested employee share options granted in 2001 and 2002, respectively, were exercised for installment notes in the amount of $148,373. The installment notes bear interest at 8.5% per annum, are for a term of two years and are collateralized by the shares issued.

During the three months ended March 31, 2005, pursuant to the terms of the Plan, 342 unexercised options granted in 2001 were forfeited by former employees of the Company. For the three months ended March 31, 2004, 6,042 unexercised options granted in 2001 and 5,714 unexercised options granted in 2002, were forfeited by former employees of the Company.

NOTE 11: SHARE OPTIONS

On January 1, 2003, the Company began to account for share-based employee compensation in accordance with the fair value method prescribed by Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS No. 123"), as amended by Statement of

Financial Accounting Standards No. 148, "Accounting for Stock-Based Compensation-Transition and Disclosure" ("SFAS No. 148"), using the prospective adoption method. Under this method of adoption, compensation expense is recognized based on the fair value of the share options granted in 2003 and future years over the related vesting periods. The amount of share-based compensation recognized under SFAS No. 123 for the nine months ended September 30, 2005 and 2004, for share options granted in 2003, was $3,353 and $4,230, respectively. There were no share options granted during 2004 or during the nine months ended September 30, 2005.

The options outstanding as of September 30, 2005 and 2004 for grants awarded during the year ended December 31, 2003, are set forth below:

                                Options           Weighted Average Remaining        Weighted Average
     Exercise Prices          Outstanding          Contractual Life (Years)          Exercise Price
     ---------------          -----------          ------------------------          --------------
         $20.20                  65,250                        7                         $20.20

Prior to January 1, 2003, the Company had elected to account for its share-based employee compensation plan in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB No. 25"). In accordance with APB No. 25, compensation expense is not recognized for employee options that have no intrinsic value on the date of grant.

Share options granted for all periods prior to January 1, 2003 were accounted for under the intrinsic value-based method as prescribed by APB No. 25. Therefore, no compensation expense was recognized for those share options that had no intrinsic value on the date of grant. The dilutive effect of these options is included in the weighted average diluted shares outstanding in accordance with SFAS No. 128.

The options outstanding as of September 30, 2005 and 2004 for grants made prior to January 1, 2003 are set forth below:

                                                                      Weighted Average
                                                    Options         Remaining Contractual        Weighted Average
  September 30,         Exercise Prices           Outstanding            Life (Years)             Exercise Price
  -------------         ---------------           -----------            ------------             --------------
                        $20.80 - $25.65              585,634                   4                       $20.91
                        $16.58 - $28.42              360,565                   5                       $21.75
                                                   ---------
       2005                                          946,199
                                                   =========

                        $20.80 - $25.65              810,080                   5                       $20.90
                        $16.58 - $28.42              439,294                   6                       $21.67
                                                   ---------
       2004                                        1,249,374
                                                   =========

Options exercisable at September 30, 2005 and 2004 were 166,785 and 188,363, respectively.

Had compensation cost for the options granted under the Plan prior to January 1, 2003 been determined based on fair value at the grant dates consistent with the fair value method prescribed by SFAS No. 123, the Company's net income and earnings per share for the period ended September 30, 2004, would have been the following pro forma amounts:

                                                    Three Months Ended       Nine Months Ended
                                                    September 30, 2004      September 30, 2004
                                                    ------------------      ------------------
            Net income, as reported                    $   13,676,009         $   41,343,742
            Pro forma net income                       $   13,803,942         $   41,299,080
              Earnings Per Share, as reported:
                Basic                                  $         0.30         $         0.92
                Diluted                                $         0.30         $         0.91
              Pro forma Earnings Per Share:
                Basic                                  $         0.30         $         0.92
                Diluted                                $         0.30         $         0.91

In the preceding table, pro forma compensation expense associated with option grants is recognized over the relevant vesting periods.

NOTE 12: RESTRICTED SHARES

During the nine months ended September 30, 2005, 19,500 restricted shares were granted to certain non-employee directors of the Company and 391,535 restricted shares were granted as employee non-cash compensation. During the nine months ended September 30, 2004, 20,000 restricted shares were granted to certain non-employee directors of the Company and 118,000 restricted shares were granted as employee non-cash compensation. These shares are subject to vesting schedules and resale restrictions set forth in the associated Restricted Share Agreements. Unearned compensation equivalent to the market value of the shares at the date of grant was charged to shareholder's equity as of that date and is being amortized over the two through five year vesting periods as specified in the terms of the individual Restricted Share Agreements. Compensation expense resulting from the amortization of the unearned compensation for the nine months ended September 30, 2005 and 2004 was $2,301,493 and $269,592, respectively.

NOTE 13: INCOME TAXES

Under current Bermuda law, the Company and its Bermuda subsidiaries are not required to pay any Bermuda taxes on their income or capital gains. The Company and its Bermuda subsidiaries will be exempt from such forms of taxation in Bermuda until at least March 2016.

Income from the Company's operations in the United States and from U.S. subsidiaries of the Company is subject to income taxes imposed by U.S. authorities. In addition, the Company's non-U.S. subsidiaries are subject to income taxes imposed by the jurisdictions in which those subsidiaries conduct business.

The provision for income taxes detailed below represents the Company's estimate of taxes on income applicable to all jurisdictions and is calculated at rates equal to the statutory income tax rate in each jurisdiction.

The income tax provision, all current, for the periods ended September 30, 2005 and 2004 is as follows:

                     Three Months Ended September 30,        Nine Months Ended September 30,
                     --------------------------------       --------------------------------
                          2005               2004                2005               2004
                     -------------      -------------       -------------      -------------
US:
Federal              $   1,282,780      $   1,074,073       $   3,149,027      $   3,382,182
State and local             95,511            506,149           1,008,991          1,267,870
                     -------------      -------------       -------------      -------------
                         1,378,291          1,580,222           4,158,018          4,650,052
Other:                       6,138            (60,666)             11,577            (56,303)
                     -------------      -------------       -------------      -------------
                     $   1,384,429      $   1,519,556       $   4,169,595      $   4,593,749
                     =============      =============       =============      =============

NOTE 14: PENSION BENEFITS

Total employer contributions amounted to $1,438,330 and $1,132,807 for the nine months ended September 30, 2005 and 2004, respectively. Participants are immediately vested in their account balances.

NOTE 15: GEOGRAPHIC AREA DATA

The Company's primary business is the provision of investment advisory services to clients located throughout the world, in primarily two geographic areas, as follows:

                                                  Fee Revenue
                                                  -----------
                     Three Months Ended September 30,       Nine Months Ended September 30,
                     --------------------------------      --------------------------------
                          2005               2004               2005               2004
                     -------------      -------------      -------------      -------------
U.S.                 $  18,369,431      $  18,854,877      $  56,609,760      $  58,028,265
Non-U.S                  7,347,500          6,862,403         22,248,615         19,059,547
                     -------------      -------------      -------------      -------------
Total                $  25,716,931      $  25,717,280      $  78,858,375      $  77,087,812
                     =============      =============      =============      =============

NOTE 16: SUBSEQUENT EVENTS

On October 3, 2005, the Company declared a dividend of $0.30 per share to shareholders of record as of October 14, 2005, payable on October 28, 2005 in the aggregate amount of $14,018,114.

On October 3, 2005, 155,000 restricted shares were granted to our employees at a value of $22.06 per share.

During the month of October 2005, 9,944 vested employee share options granted in 2001 and 2,400 vested employee share options granted in 2002 were exercised for an aggregate amount of $246,627.

During the month of October 2005, the Company committed to make future issuances of 360,000 common shares as non-cash incentive compensation. The commitments made by the Company to issue such shares are conditioned upon the satisfaction of certain individual employee performance conditions relating to Company profitability, investment performance or both. Any shares that may be issued by the Company in the future in satisfaction of those commitments will be restricted shares. When issued, these restricted shares will remain subject to vesting requirements over time, with limited exceptions permitting accelerated or immediate vesting.

                  Operating and Financial Review and Prospects

Overview

      W.P.  Stewart  &  Co.,  Ltd.,   together  with  its  subsidiaries,   is  a
research-focused investment adviser that manages assets for high net-worth individuals and institutions located throughout the world. Our principal source of revenues is investment advisory fees and, accordingly, fluctuations in financial markets and client contributions and withdrawals have a direct effect on revenues and net income. Additionally, significant components of our expenses are variable in nature and tend to partially offset fluctuations in revenue.

      Our advisory fees are computed quarterly based on account market values and fee rates pursuant to investment advisory contracts with clients. Our policy is to bill clients quarterly, in advance.

      Another component of our revenues is brokerage commissions. Commission revenues earned on our brokerage activities, substantially all of which relate to client accounts, vary with account trading activity, account market value and new account generation. Therefore, commission revenue is also affected by market conditions.

      Interest and other revenue primarily consists of interest earned on our cash management activities, interest earned on notes receivable for employee purchases of common shares, investment and foreign currency gains and losses, subscription fees earned from our mutual funds and equity adjustments relating to our investments in unconsolidated affiliates.

      We provide competitive rewards to our employees through our compensation and benefits policies, together with our employee equity ownership practices. Employee compensation and benefits are our largest operating expense, the most significant component of which is compensation paid to our research analysts/portfolio managers. Compensation for all employees varies with operating profit. At the beginning of each year, each employee is allocated a participation in our compensation pool. Certain employees may also be eligible for other cash or non-cash incentive compensation. Compensation paid depends upon our actual operating profit, as adjusted for amortization of intangibles, non-cash compensation and retirement benefits ("adjusted operating profit"). We review from time to time the percentage of operating profit made available for the compensation pool. Under our variable compensation program, which heavily weights compensation against profit performance, compensation expense currently may vary between 20.7% and 24.5% of adjusted operating profit. Compensation expense was approximately 24% of adjusted operating profit for the year ended December 31, 2004. It is currently anticipated that compensation expense for the year ending December 31, 2005 will be approximately 24%.

      Fees paid out are paid to select banks, investment firms and individuals in at least 10 countries, with whom we have formal marketing arrangements that make up our network of symbiotic marketers. We consider the banks, investment firms and individuals who gather assets for us to be symbiotic marketers of our services because of the mutual benefits that flow from the relationship - they are able to offer premier equity investment management services to their clients and we are able to extend the reach of our asset-gathering efforts. These fees are based on the market value of referred accounts and vary based on new account generation and fluctuations in the market value of referred accounts.

      Commissions, clearance and trading expenses include fees incurred related to brokerage activities. These transaction-related costs vary directly with trading activity. Transaction costs are reviewed quarterly and are competitive.

      Research  and  administration   expenses  include  research,   travel  and
entertainment,   communications,  information  technology  systems  support  and occupancy.

      Marketing expenses represent costs associated with our internal marketing initiatives and client servicing activities, and include client seminars, marketing related travel, marketing related compensation and other operational expenses.

      Other operating expenses include professional fees consisting of auditing,
tax,   legal  and   consulting   fees,   charitable   contributions   and  other
administration expenses.

      Substantially all of our employees are given the opportunity to become shareholders during their first year of employment with us. As a result, virtually all of our employees are shareholders of W.P. Stewart & Co., Ltd. and participate in the results of our operations.

      Critical Accounting Policies

Goodwill and Intangible Assets Our condensed consolidated statement of financial condition includes substantial assets in the form of goodwill and intangible assets. We account for those assets in accordance with Statement of Financial Accounting Standards (SFAS) No. 142, "Goodwill and Other Intangible Assets." The intangible assets were among the assets that we acquired in the business acquisitions described in Note 2 of our condensed consolidated financial statements included with this report. We amortize the intangible assets on a straight-line basis over their estimated useful lives, which range from five to 20 years. We test the carrying values of these assets for impairment annually and whenever events or changes in circumstances indicate that such values may not be recoverable. There would be an impairment loss if and to the extent that the sum of the assets' expected future undiscounted cash flows were to be less than their carrying values. We acquired goodwill in our acquisition of TPR & Partners N.V. Goodwill is the excess of the total acquisition cost over the fair value of the net assets on the date of the acquisition. We do not amortize goodwill, but we test it annually for impairment. If we were to experience a significant reduction in revenues from the acquired businesses or from our reporting units, the carrying values of our goodwill or intangible assets could be materially impaired and the resulting impairment losses could have a material adverse effect on our earnings.

      Operating Results

Three Months Ended September 30, 2005 as Compared to Three Months Ended September 30, 2004

      Assets Under Management

      Assets under management were approximately $9.6 billion at September 30, 2005, an increase of approximately $0.8 billion or 9.1% from approximately $8.8 billion at June 30, 2005. Assets under management were approximately $8.5 billion at September 30, 2004, a decrease of approximately $0.1 billion or 1.2% from approximately $8.6 billion at June 30, 2004.

      The following table sets forth the total net flows of assets under management for the three months ended September 30, 2005 and 2004, which include changes in net flows of existing accounts and net new flows (net contributions to our publicly available funds and flows from new accounts minus closed accounts). The table excludes total capital appreciation or depreciation in assets under management with the exception of the amounts attributable to withdrawals and closed accounts.

                      Net Flows of Assets Under Management
                                  (in millions)

                                                         Three Months Ended
                                                            September 30,
                                                      -----------------------
                                                        2005           2004
                                                      --------       --------
            Existing Accounts:
              Contributions                           $    245       $    156
              Withdrawals                                 (222)          (185)
                                                      --------       --------
            Net Flows of Existing Accounts                  23            (29)
                                                      --------       --------
            Publicly Available Funds:
              Contributions                                 55             61
              Withdrawals                                  (18)           (40)
            Direct Accounts Opened                          23             36
            Direct Accounts Closed                         (55)           (95)
                                                      --------       --------
            Net New Flows                                    5            (38)
                                                      --------       --------
            Net Flows of Assets Under Management      $     28       $    (67)
                                                      ========       ========

      Revenues

      Revenues were $33.7 million for the third quarter of 2005, a decrease of $0.4 million or 1.2% from $34.1 million earned for the third quarter of 2004. The change was due to a $0.8 million or 9.9% decrease in commission revenue, partially offset by a $0.4 million increase in interest and other revenues. The average gross fee earned from client accounts, was 1.17% for the quarter ended September 30, 2005 as compared to 1.19% for the quarter ended September 30, 2004. The change in the average gross fee rate was due to a slight change in client account mix in favor of larger accounts subject to our fee break, a greater percentage of our accounts having been with us for a longer period of time and having lower fee rates which have been grandfathered under our current fee structure and the fact that three of our large accounts are performance fee based accounts. These accounts have a reduced quarterly base advisory fee and pay a performance fee, if applicable, generally at calendar year-end. Because we bill our fees quarterly, in advance, the strong performance during the third quarter of 2005 will not have an impact on fee revenue until the fourth quarter of 2005. Commission revenue was lower in the quarter due to lower trading volume based upon the investment decisions made by our portfolio managers.

      Expenses

      Expenses, excluding income taxes, increased approximately $1.2 million or 6.4% to $20.1 million for the third quarter of 2005 from $18.9 million in the same period of the prior year. The increase was due to changes in operating expenses, including an increase in variable expenses of $0.2 million in fees paid out, which are directly related to assets under management of referred accounts, an increase of $0.1 million in commissions, clearance and trading, which vary with account activity, and an increase in employee compensation and benefits of $0.7 million. The increase in employee compensation and benefits was primarily due to additional non-cash compensation expense related to restricted share issuances by the Company in 2004 and through the third quarter of 2005. These grants were to several key employees and resulted in higher non-cash compensation of approximately $0.8 million in the third quarter of 2005. Additionally, marketing expenses increased by $0.2 million.

      Our income tax expense decreased $0.1 million to $1.4 million for the third quarter of 2005 from $1.5 million in the same period of the prior year. The effective tax rate was 10.2% and 10% for the three months ended September 30, 2005 and 2004, respectively.

      Net Income

Net income for the quarter ended September 30, 2005 decreased $1.5 million or 10.7% to $12.2 million from $13.7 million in the third quarter of the prior year as operating expenses increased while revenues decreased.

Nine Months Ended September 30, 2005 as Compared to Nine Months Ended September 30, 2004

      Assets Under Management

      Assets under management were approximately $9.6 billion at September 30, 2005, an increase of approximately $0.3 billion or 3.2% from approximately $9.3 billion at December 31, 2004. Assets under management were approximately $8.5 billion at September 30, 2004, a decrease of approximately $0.1 billion or 1.2% from approximately $8.6 billion at December 31, 2003.

      The following table sets forth the total net flows of assets under management for the nine months ended September 30, 2005 and 2004, which include changes in net flows of existing accounts and net new flows (net contributions to our publicly available funds and flows from new accounts minus closed accounts). The table excludes total capital appreciation or depreciation in assets under management with the exception of the amounts attributable to withdrawals and closed accounts.

                      Net Flows of Assets Under Management
                                  (in millions)

                                                         Nine Months Ended
                                                            September 30,
                                                      -----------------------
                                                        2005           2004
                                                      --------       --------
            Existing Accounts:
              Contributions                           $    728       $    536
              Withdrawals                                 (793)          (569)
                                                      --------       --------
            Net Flows of Existing Accounts                 (65)           (33)
                                                      --------       --------
            Publicly Available Funds:
              Contributions                                171            159
              Withdrawals                                 (111)          (101)
            Direct Accounts Opened                         198            154
            Direct Accounts Closed                        (323)          (454)
                                                      --------       --------
            Net New Flows                                  (65)          (242)
                                                      --------       --------
            Net Flows of Assets Under Management      $   (130)      $   (275)
                                                      ========       ========

      Revenues

      Revenues were $102.4 million for the nine months ended September 30, 2005, a decrease of $1.5 million or 1.4% from $103.9 million earned for the nine months ended September 30, 2004. The change was due to a $1.8 million or 2.3% increase in fee revenue, a $4.1 million or 15.9% decrease in commission revenue and a $0.8 million increase in interest and other revenues. The average gross fee earned from client accounts, was 1.17% for the nine months ended September 30, 2005 as compared to 1.20% for the nine months ended September 30, 2004. The change in the average gross fee rate was due to a slight change in client account mix in favor of larger accounts subject to our fee break, a greater percentage of our accounts having been with us for a longer period of time and having lower fee rates which have been grandfathered under our current fee structure and the fact that three of our large accounts are performance fee based accounts. These accounts have a reduced quarterly base advisory fee and pay a performance fee, if applicable, generally at calendar year-end. The increase in fee revenue was attributable to higher levels of assets under management. Because we bill our fees quarterly, in advance, the strong fourth quarter 2004 increase in assets under management had a direct impact on our first quarter 2005 fee revenue and the strong performance during the third quarter of 2005 will not have an impact on fee revenue until the fourth quarter of 2005. Commission revenue was lower for the nine months ended September 30, 2005 due to lower trading volume based upon the investment decisions made by our portfolio managers. Interest and other revenues increased primarily due to an increase in interest income earned from our cash management activities on higher cash balances and from realized gains on the sale of municipal securities during the nine months ended September 30, 2005.

      Expenses

      Expenses, excluding income taxes, increased approximately $3.0 million or 5.2% to $60.9 million for the nine months ended September 30, 2005 from $58.0 million in the same period of the prior year. The increase was due to changes in operating expenses, including an increase in variable expenses of $0.8 million in fees paid out, which are directly related to assets under management of referred accounts, a decrease of $0.7 million in commissions, clearance and trading, which vary with account activity, and an increase in employee compensation and benefits of $2.2 million. The increase in employee compensation and benefits was primarily due to additional non-cash compensation expense related to restricted share issuances by the Company in 2004 and through the third quarter of 2005. These grants were to several key employees and resulted in higher non-cash compensation of approximately $2.3 million for the nine months ended September 30, 2005. We expect the non-cash compensation for these specific issuances of restricted share grants to be at least $3.1 million for 2005 and we anticipate that there will be additional issuances of restricted share grants during the fourth quarter of 2005. Additionally, research and administration expenses decreased $0.2 million, marketing expenses increased by $0.2 million, depreciation and amortization expense increased $0.1 million and other operating expenses increased $0.6 million. Included in other operating expenses are costs of approximately $0.5 million or approximately one cent per share, related to due diligence work performed in connection with the Company's entering into negotiations for a strategic acquisition. We did not proceed with the acquisition and these costs were expensed in the first quarter of 2005.

      Our income tax expense decreased $0.4 million to $4.2 million for the nine months ended September 30, 2005 from $4.6 million in the same period of the prior year. The effective tax rate was 10.1% and 10% for the nine months ended September 30, 2005 and 2004, respectively.

      Net Income

      Net income for the nine months ended September 30, 2005 decreased approximately $4.1 million or 9.8% to $37.3 million from $41.3 million for the same period of the prior year as operating expenses increased while revenues decreased.

      Inflation

      Our assets are largely liquid in nature and, therefore, not significantly affected by inflation. However, the rate of inflation may affect our expenses, such as information technology and occupancy costs, which may not be readily recoverable in the pricing of the services that we provide. To the extent inflation results in rising interest rates and has other negative effects upon the securities markets, it may adversely affect our financial position and results of operations.

      Contractual Obligations and Contingent Commitments

      W.P. Stewart & Co., Ltd. has contractual obligations to make future payments under long-term debt and non-cancelable operating lease agreements and has contingent commitments as disclosed in the notes to the consolidated financial statements. The following tables set forth these contractual obligations and contingent commitments as of September 30, 2005:

                             Contractual Obligations
                                  (in millions)

                                           Remaining 2005     2006-2007      2008-2009   2010-Thereafter     Total
                                           --------------     ---------      ---------   ---------------     -----
Long-Term Debt (1)                                $0.2           $1.6           $1.8          $12.0          $15.6
Minimum Rental Commitments                        $0.7           $5.5           $2.0           $5.5          $13.7

      (1) See Note 7 to the condensed consolidated financial statements for additional information

                             Contingent Commitments
                                  (in millions)

                                                              Amount of Commitment Expiration Per Period
                                                              ------------------------------------------
                                                   2005       2006-2007       2008-2009  2010-Thereafter     Total
                                                   ----       ---------       ---------  ---------------     -----
Commitments under letters of credit (2)             --           $1.2             --          $ 0.7          $ 1.9

      (2) See Note 8 to the condensed consolidated financial statements for additional information.

      Liquidity and Capital Resources

      Our financial condition is highly liquid with principal assets including cash and cash equivalents, investments available for sale and receivables from clients. Cash equivalents are primarily short-term, highly liquid investments with an original maturity of three months or less at the date of purchase. Liabilities include operating payables and accrued compensation. Our investment advisory activities do not in general require us to maintain significant capital balances. However, our advisory activities for clients in The Netherlands, the activities of W.P. Stewart Securities Limited, our Bermuda-based broker-dealer, and the sub-advisory activities of W.P. Stewart & Co. (Europe), Ltd., our London-based research affiliate, require us to maintain certain minimum levels of capital.

      We continually monitor and evaluate the adequacy of the capital maintained for those activities and have consistently maintained net capital in excess of the prescribed amounts. Historically, we have met our liquidity requirements with cash generated from our operations.

      We anticipate that our cash flow from operations will be sufficient to meet our debt and other obligations as they come due as well as our anticipated capital requirements. Our liquidity, facilities and overall financial condition remain strong. We have maintained our customary quarterly dividend and have funded that dividend essentially out of operating cash flow. Our board of directors carefully scrutinizes our earnings and cash position quarter-by-quarter to ascertain the prudence of our dividend.

Although there can be no guarantee that the dividend will remain at historic levels indefinitely, there currently are no plans for reducing it. Consistent with this focus, our board of directors will continue to monitor our liquidity and our ability to pay dividends and will also consider opportunities for share repurchases with a view toward increasing long-term shareholder value.

                                    EXHIBITS

      See press release attached hereto dated October 26, 2005 regarding the Company's announcement of the departure of a Deputy Managing Director of the Company.

      See press release attached hereto dated October 27, 2005 regarding the Company's financial results for the third quarter of 2005.

                                   SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                           W.P. STEWART & CO., LTD.


Date: November 10, 2005                   By: /s/ Susan G. Leber
                                              ----------------------------------
                                              Name:  Susan G. Leber
                                              Title: Deputy Managing Director -
                                                     Chief Financial Officer

                    [LETTERHEAD OF W.P. STEWART & CO., LTD.]

                                                                   PRESS RELEASE

Contact:  Fred Ryan
telephone: 441.295.8585

26 October 2005
Hamilton, Bermuda

             W.P. Stewart Announces the Departure of John A. Allison

W.P. Stewart & Co., Ltd announced today that John A. Allison, Deputy Managing Director of the Company and Chairman of its subsidiary, W.P. Stewart Asset Management Ltd., will be leaving to pursue business interests outside of W.P. Stewart, the most immediate of which will be his purchase and development of a company that has been in his family for many decades. Bill Stewart, W.P. Stewart's Chairman of the Board said "Over the years that John has been with us he has made contributions to the firm across a broad front - in investment management as well as corporate activities. Henry Smith, our President and Chief Executive Officer, the management team, our employees and the board of directors join me in thanking John for his contributions to the firm and to wish him well."

W.P. Stewart & Co., Ltd. is an asset management company that has provided research intensive equity management services to clients throughout the world since 1975. The Company is headquartered in Hamilton, Bermuda and has additional operations or affiliates in the United States, Europe and Asia.

The Company's shares are listed for trading on the New York Stock Exchange (symbol: WPL) and on the Bermuda Stock Exchange (symbol: WPS).

For more information, please visit the Company's website at http://www.wpstewart.com, or call W.P. Stewart Investor Relations (Fred M. Ryan) at 1-888-695-4092 (toll-free within the United States) or +441-295-8585 (outside the United States) or e-mail to IRINFO@wpstewart.com.

                    [LETTERHEAD OF W.P. STEWART & CO., LTD.]

                                                                   PRESS RELEASE

Contact:  Fred M. Ryan
telephone: 441-295-8585

27th October, 2005
Hamilton, Bermuda

                 W.P. Stewart & Co., Ltd. Reports Net Income For
                   Third Quarter and First Nine Months of 2005
                       of $12.2 Million and $ 37.3 Million

      Diluted earnings per share of $ 0.27 and $0.81 for the third quarter and first nine months, respectively

      W.P. Stewart & Co., Ltd. today reported net income of $12.2 million, or $0.27 per share (diluted) and $0.27 per share (basic), for the third quarter ended 30 September 2005. This compares with net income in the third quarter of the prior year of $13.7 million, or $0.30 per share (diluted) and $0.30 per share (basic).

      Third Quarter 2005 Highlights

      Cash earnings for the quarter ended 30 September 2005 were $14.9 million (net income of $12.2 million adjusted to include $2.7 million representing non-cash expenses of depreciation, amortization and other non-cash charges on a tax effected basis), or $0.32 per share (diluted). In the same quarter of the prior year, cash earnings were $15.8 million (net income of $13.7 million adjusted for the inclusion of $2.1 million representing non-cash expenses of depreciation, amortization and other non-cash charges on a tax-effected basis), or $0.35 per share (diluted).

      Assets under management at quarter-end were approximately $9.6 billion, compared to $8.8 billion at the end of the prior quarter, an increase of 9.1% and an increase of 12.9% from the $8.5 billion reported at 30 September 2004.

      For the third quarter of 2005 there were 45,991,471 common shares outstanding on a weighted average diluted basis compared to 45,532,139 common shares outstanding for the third quarter of 2004 on the same weighted average diluted basis.

      Nine Month Results

      For the nine months ended 30 September 2005, net income was down 9.8%, compared to the first nine months of 2004, to $37.3 million, or $0.81 per share (diluted) and $0.82 per share (basic), on revenues of $102.4 million. Net income for the nine months ended 30 September 2004 was $41.3 million, or $0.91 per share (diluted) and $0.92 per share (basic), on revenues of $103.9 million.

      Cash earnings for the nine months ended 30 September 2005 were $45.4 million (net income of $37.3 million adjusted to include $8.1 million, representing non-cash expenses of depreciation, amortization and other non-cash charges on a tax-effected basis), or $0.99 per share (diluted). In the same period of the prior year, cash earnings were $47.2 million (net income of $41.3 million adjusted for the inclusion of $5.9 million representing non-cash expenses of depreciation, amortization and other non-cash charges on a tax-effected basis), or $1.04 per share (diluted).

      On a limited number of its accounts, the Company is entitled to receive a performance-based fee depending on the absolute performance in the account over a specified time period or in some cases by the out-performance in the account relative to a chosen benchmark. Based on performance through the end of the third quarter of 2005, the Company may be entitled this year to a performance fee on some of those accounts, including on W.P. Stewart Holdings N.V., our mutual fund listed on Euronext Amsterdam. Regardless of performance at any other point during the year, the Company's right to receive a performance fee on those accounts will depend entirely upon the account's performance on 31 December, the date that the performance fee is measured and earned.

      For the nine months ended 30 September 2005, there were 45,895,724 common shares outstanding on a weighted average diluted basis compared to 45,472,802 common shares outstanding for the same period in 2004 on the same weighted average diluted basis.

      Performance

      Performance in the W.P. Stewart & Co., Ltd. U.S. Equity Composite (the "Composite") for the third quarter of 2005 was 9.4% pre-fee and 9.2% post-fee, compared to 3.6% for the S&P 500. For the nine months ended 30 September 2005, performance in the Composite was 5.8% pre-fee and 4.9% post-fee, compared to 2.8% for the S&P 500. For the twelve month period ending 30 September 2005, performance in the Composite was 22.6% pre-fee and 21.5% post-fee, compared to 12.3% for the S&P 500.

      W.P. Stewart's five-year performance record for the period ended 30 September 2005 averaged 4.0% pre-fee (2.8% post-fee), compounded annually, compared to an average of -1.5% for the S&P 500 in the five-year period.

      In each of the one, five and ten-year periods, ended 30 September 2005, performance of the Composite has exceeded the performance of the S&P 500 on a pre-fee and on a post-fee basis. For the three-year period ending 30 September 2005, performance exceeded the S&P 500 on a pre-fee basis but not on a post-fee basis.

      Assets Under Management

      Assets under management (AUM) at quarter-end were approximately $9.6 billion, compared with $8.8 billion at the quarter ended 30 June 2005, and $8.5 billion reported at the quarter ended 30 September 2004.

      Total net flows of AUM for the quarter ended 30 September 2005 were +$28 million, compared with -$67 million in the comparable quarter of 2004 and -$115 million in the second quarter of 2005.

      Total net flows of AUM for the nine months ended 30 September 2005 and 2004 were -$130 million and -$275 million, respectively.

      In the third quarter of 2005, net cash flows to existing accounts were +$23 million compared with net cash flows of -$29 million in the third quarter of 2004. Net cash flows to existing accounts for the nine months ended 30 September 2005 were -$65 million compared to -$33 million for the nine months ended 30 September 2004.

      Net new flows (net contributions to our publicly available funds and flows from new accounts minus closed accounts) were +$5 million for the quarter compared to -$38 million for the same quarter of the prior year. Net new flows were -$65 million for the nine-months ending 30 September 2005 compared to -$242 million for the nine months ended 30 September 2004.

      Look Through Earning Power

      W.P. Stewart & Co., Ltd. concentrates its investments in large, generally less cyclical, growing businesses. Throughout most of the Company's history, the growth in earning power behind clients' portfolios has ranged from approximately 11% to 22%, annually.

      Currently, such earning power behind clients' portfolios remains solidly positive and the Company's research analysts expect portfolio earnings growth to be within the historical range over the next few years.

      Revenues and Profitability

      Revenues were $33.7 million for the quarter ended 30 September 2005, down 1.2% from $34.1 million for the same quarter of 2004. Revenues for the nine months ended 30 September 2005 and 2004 were $102.4 million and $103.9 million, respectively.

      The average gross management fee was 1.17% for the quarter ended 30 September 2005 and 1.17% for the nine months ended 30 September 2005, compared to 1.19% and 1.20%, respectively, in each of the comparable periods of the prior year.

      Total operating expenses increased 6.4% to $20.1 million, for the third quarter 2005, from $18.9 million in the same quarter of the prior year. Total operating expenses were $60.9 million and $58.0 million for the nine months ended 30 September 2005 and 2004, respectively.

      During 2004 and through the first nine months of 2005, the Company issued restricted stock to various employees. The non-cash compensation expense related to these restricted stock grants was approximately $820,000 for the third quarter of 2005 and approximately $2.3 million for the nine months ended 30 September 2005. This non-cash compensation expense is included in

"employee compensation and benefits". We expect non-cash compensation expense related to these restricted stock grants to be at least $3.1 million for 2005.

      Pre-tax income, at $13.6 million, was 40.4% of gross revenues for the quarter ended 30 September 2005 compared to $15.2 million or 44.6% of gross revenues in the comparable quarter of the prior year. Pre-tax income was $41.5 million (40.5% of gross revenues) for the nine months ended 30 September 2005, and $45.9 million (44.2% of gross revenues) for the nine months ended 30 September 2004.

      The Company's provision for taxes was $1.4 million for the three-month period ended 30 September 2005 versus $1.5 million in the comparable period of 2004. The provision for taxes for the nine months ended 30 September 2005 was $4.2 million versus $4.6 million in the comparable period of the prior year. The effective tax rate was approximately 10.1% and 10% of income before taxes for the nine-month periods ended 30 September 2005 and 2004, respectively.

      Other Events

      The Company paid a dividend of $0.30 per common share on 29 July 2005 to shareholders of record as of 15 July 2005 and will pay a dividend of $0.30 per share on 28 October 2005 to shareholders of record as of 14 October 2005.

      Conference Call

      In conjunction with this third quarter 2005 earnings release, W.P. Stewart & Co., Ltd. will host a conference call on Thursday, 27 October 2005. The conference call will commence promptly at 9:15am (EDT) and will conclude at 10:00am (EDT). Those who are interested in participating in the teleconference should dial 1-800-370-0898 (within the United States) or +973-409-9260 (outside the United States). The conference ID is "W.P. Stewart".

      To listen to the live broadcast of the conference over the Internet, simply visit our website at www.wpstewart.com and click on the Investor Relations tab for a link to the web-cast.

      The teleconference will be available for replay from Thursday 27 October, 2005 at 12:00 noon (EDT) through Friday, 28 October, 2005 at 5:00 p.m. (EDT). To access the replay, please dial 1-877-519-4471 (within the United States) or + 973-341-3080 (outside the United States). The PIN number for accessing this replay is 6574252.

      You will be able to access a replay of the Internet broadcast through Thursday, 3 November, 2005, on the Company's website at www.wpstewart.com. The Company will respond to questions submitted by e-mail, following the conference.

      W.P. Stewart & Co., Ltd. is an asset management company that has provided research-intensive equity management services to clients throughout the world since 1975. The Company is headquartered in Hamilton, Bermuda and has additional operations or affiliates in the United States, Europe and Asia.

      The Company's shares are listed for trading on the New York Stock Exchange (symbol: WPL) and on the Bermuda Stock Exchange (symbol: WPS).

      For more information, please visit the Company's website at www.wpstewart.com, or call W.P. Stewart Investor Relations (Fred M. Ryan) at 1-888-695-4092 (toll-free within the United States) or + 441-295-8585 (outside the United States) or e-mail to IRINFO@wpstewart.com .

      Statements made in this release concerning our assumptions, expectations, beliefs, intentions, plans or strategies are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements involve risks and uncertainties that may cause actual results to differ from those expressed or implied in these statements. Such risks and uncertainties include, without limitation, the adverse effect from a decline or volatility in the securities markets, a general downturn in the economy, the effects of economic, financial or political events, a loss of client accounts, inability of the Company to attract or retain qualified personnel, a challenge to our U.S. tax status, competition from other companies, changes in government policy or regulation, a decline in the Company's products' performance, inability of the Company to implement its operating strategy, inability of the Company to manage unforeseen costs and other effects related to legal proceedings or investigations of governmental and self-regulatory organizations, industry capacity and trends, changes in demand for the Company's services, changes in the Company's business strategy or development plans and contingent liabilities. The information in this release is as of the date of this release, and will not be updated as a result of new information or future events or developments.

W.P. Stewart & Co., Ltd.
Unaudited Condensed Consolidated Statements of Operations

                                                      For the Three Months Ended                            % Change From
                                         ----------------------------------------------------      --------------------------------
                                         Sept. 30, 2005      June 30, 2005     Sept. 30, 2004      June 30, 2005     Sept. 30, 2004
                                         --------------      -------------     --------------      -------------     --------------
Revenue:
  Fees                                    $  25,716,931      $  25,905,543     $  25,717,280              -0.73%               0.00%
  Commissions                                 7,278,100          7,334,973         8,078,565              -0.78%              -9.91%
  Interest and other                            690,266            632,934           285,539               9.06%             141.74%
                                          -------------      -------------     -------------      -------------       -------------

                                             33,685,297         33,873,450        34,081,384              -0.56%              -1.16%
                                          -------------      -------------     -------------      -------------       -------------

Expenses:
  Employee compensation and benefits          7,118,277          7,231,107         6,398,023              -1.56%              11.26%
  Fees paid out                               2,056,673          2,140,864         1,812,177              -3.93%              13.49%
  Commissions, clearance and trading          1,779,427          1,623,246         1,729,340               9.62%               2.90%
  Research and  administration                3,587,671          3,557,819         3,637,164               0.84%              -1.36%
  Marketing                                   1,216,257          1,183,848         1,056,972               2.74%              15.07%
  Depreciation and amortization               2,058,776          2,052,745         2,021,273               0.29%               1.86%
  Other operating                             2,269,163          2,465,856         2,230,870              -7.98%               1.72%
                                          -------------      -------------     -------------      -------------       -------------
                                             20,086,244         20,255,485        18,885,819              -0.84%               6.36%
                                          -------------      -------------     -------------      -------------       -------------

Income before taxes                          13,599,053         13,617,965        15,195,565              -0.14%             -10.51%

Provision for taxes                           1,384,429          1,361,796         1,519,556               1.66%              -8.89%
                                          -------------      -------------     -------------      -------------       -------------

Net income                                $  12,214,624      $  12,256,169     $  13,676,009              -0.34%             -10.69%
                                          =============      =============     =============      =============       =============

Earnings per share:

Basic earnings per share                  $        0.27      $        0.27     $        0.30               0.00%             -10.00%
                                          =============      =============     =============      =============       =============

Diluted earnings per share                $        0.27      $        0.27     $        0.30               0.00%             -10.00%
                                          =============      =============     =============      =============       =============

W.P. Stewart & Co., Ltd.
Unaudited Condensed Consolidated Statements of Operations

                                                  For the Nine Months Ended September 30,
                                          -------------------------------------------------------
                                                2005                2004                  %
                                          --------------      --------------       --------------
Revenue:
  Fees                                    $   78,858,375      $   77,087,812                 2.30%
  Commissions                                 21,802,471          25,911,314               -15.86%
  Interest and other                           1,731,697             890,366                94.49%
                                          --------------      --------------       --------------

                                             102,392,543         103,889,492                -1.44%
                                          --------------      --------------       --------------

Expenses:
  Employee compensation and benefits          21,576,980          19,415,825                11.13%
  Fees paid out                                6,084,887           5,271,647                15.43%
  Commissions, clearance and trading           4,889,475           5,571,157               -12.24%
  Research and  administration                10,881,524          11,068,427                -1.69%
  Marketing                                    3,940,064           3,782,718                 4.16%
  Depreciation and amortization                6,154,910           6,029,445                 2.08%
  Other operating                              7,413,988           6,812,782                 8.82%
                                          --------------      --------------       --------------
                                              60,941,828          57,952,001                 5.16%
                                          --------------      --------------       --------------

Income before taxes                           41,450,715          45,937,491                -9.77%

Provision for taxes                            4,169,595           4,593,749                -9.23%
                                          --------------      --------------       --------------

Net income                                $   37,281,120      $   41,343,742                -9.83%
                                          ==============      ==============       ==============

Earnings per share:

Basic earnings per share                  $         0.82      $         0.92               -10.87%
                                          ==============      ==============       ==============

Diluted earnings per share                $         0.81      $         0.91               -10.99%
                                          ==============      ==============       ==============

W.P. Stewart & Co., Ltd.
Net Flows of Assets Under Management*

                                                               (in millions)
                                                               -------------

                                                       For the Three Months Ended                   For the Nine Months Ended
                                          --------------------------------------------------    --------------------------------
                                          Sept. 30, 2005     Jun. 30, 2005    Sept. 30, 2004    Sept. 30, 2005    Sept. 30, 2004
                                          --------------    --------------    --------------    --------------    --------------
Existing Accounts:
  Contributions                           $          245    $          171    $          156    $          728    $          536
  Withdrawals                                       (222)             (290)             (185)             (793)             (569)
                                          --------------    --------------    --------------    --------------    --------------
Net Flows of Existing Accounts                        23              (119)              (29)              (65)              (33)
                                          --------------    --------------    --------------    --------------    --------------
Publicly Available Funds:
  Contributions                                       55                62                61               171               159
  Withdrawals                                        (18)              (18)              (40)             (111)             (101)
Direct Accounts Opened                                23               104                36               198               154
Direct Accounts Closed                               (55)             (144)              (95)             (323)             (454)
                                          --------------    --------------    --------------    --------------    --------------
Net New Flows                                          5                 4               (38)              (65)             (242)
                                          --------------    --------------    --------------    --------------    --------------

Net Flows of Assets Under Management      $           28    $         (115)   $          (67)   $         (130)   $         (275)
                                          ==============    ==============    ==============    ==============    ==============

* The table above sets forth the total net flows of assets under management for the three months ended September 30, 2005, June 30, 2005 and September 30, 2004, respectively, and for the nine months ended September 30, 2005 and 2004, respectively, which include changes in net flows of existing accounts and net new flows (net contributions to our publicly available funds and flows from new accounts minus closed accounts). The table excludes total capital appreciation or depreciation in assets under management with the exception of the amount attributable to withdrawals and closed accounts.